
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 3, 2007

Mr. Victor Tong
President
PacificNet, Inc.
23/F, Tower A, Timecourt
No. 6 Shugang Xili
Chaoyang District
Beijing, China 100028

> **RE:** **PacificNet, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed May 11, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 000-24985**

Dear Mr. Tong:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 6. Selected Financial Data, page 34

1.   Please provide selected quarterly data as required by Item 3-02 of Regulation S-K.

Item 9A. Controls and Procedures, page 49

2.   We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were ineffective. Please revise your disclosure to explain the basis for their conclusions and discuss any material weaknesses identified.

Report of Independent Registered Public Accounting Firm, page F-1

3.   Please have your auditor revise its report to remove all references to the prior accountant's reports which have been withdrawn.

4.   Please have your auditor explain to us how they were able to provide an opinion on the financial statements as of December 31, 2006 in light of the opening balance being "unaudited", or revise their report as appropriate.

5.   Please provide audited financial statements for all periods required pursuant to 3-01 and 3-02 of Regulation S-X.

6.   Based on information disclosed in Form 10-K/A filed April 4, 2007, and Form 8-K dated July 5, 2007, it appears that the company is in the process of conducting an internal investigation of certain of PacificNet's option grant practices for the years 2003, 2004 and 2005 and expects that the results of that investigation will influence the resolution of the larger issues of the audit report. Please tell us the status of this investigation.

Convertible Debentures, page F-12

7.   We note that the conversion feature on your convertible debentures issued on March 13, 2006 was recorded as an embedded derivative liability as a result of the fact that the conversion price is subject to adjustment for certain dilutive events. It appears that these events are within the control of the company. Please explain to us how you determined that the conversion feature should be accounted for as a derivative liability. Provide specific reference to authoritative literature used as guidance (i.e., paragraph of EITF 00-19 that the instruments failed).

Business Acquisitions, page F-17

8.   For each of your acquisitions consummated during 2006, please explain to us why the disclosed amount of purchase consideration does not agree with the amount of consideration paid as disclosed in the purchase price allocation or revise.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 4. Controls and Procedures, page 40

9.   Please revise your controls and procedures disclosure to reflect the period covered by the report, in accordance with Item 3-07 of Regulation S-K. To the extent that remediation efforts remain underway, please update this discussion as well.

Consolidated Balance Sheets, page F-2

10.   The balance sheet balances presented as of December 31, 2006 do not tie to your Form 10-K filed May 11, 2007. Please revise or advise us in detail with regard to each line item which has been adjusted or reclassified.

* * * * *

As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter, via EDGAR, with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions

Sincerely,

Larry M. Spirgel
Assistant Director